	Simmons Company
	Ratio of Earnings to Fixed Charges

	Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005	December 25, 2004
Pre-tax income (loss) from operations	$ (576.7)	$ 32.6	$ 72.0	$ 6.0	$ 35.3
Fixed charges:
Interest expense and amortization of debt
discount and financing costs	73.1	75.7	79.9	70.4	44.2
Rentals - 13% (1)	3.1	3.0	3.2	3.4	2.8
Total fixed charges	76.2	78.7	83.1	73.8	47.0

Earnings before income taxes and fixed charges	$ (500.5)	$ 111.3	$ 155.1	$ 79.8	$ 82.3

Ratio of earnings to fixed charges	N/A	1.41x	1.87x	1.08x	1.75x

(1)	The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.